

April 6, 2011

Joseph M. Murphy
President and Chief Executive Officer
Bar Harbor Bankshares
82 Main Street, P.O. Box 400
Bar Harbor, Maine 04609

Re: **Bar Harbor Bankshares**
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 1-13349

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operation

Summary Financial Results

1. We note the significant increase in non-performing loans during fiscal 2010 which was attributable to a $5,194 million commercial real estate development loan to a local, non-profit housing authority in support of an affordable housing project. So that the reader has a clear understanding of this lending relationship, please tell us and revise your future filings, to disclose the nature and terms of this

loan including any associated guarantees. Since the loan is currently non-performing you should address the viability of the project including the sources of repayment, current construction status, the underlying collateral and other pertinent information as well.

Notes to Consolidated Financial Statements

Note 3: Loans and Allowance for Loan Losses

2. We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. For instance, it is unclear as to how you determined that there were not separate classes of financing receivables given that 33% of the total commercial real estate loans are to the lodging industry or the fact that you make construction loans that have different and unique characteristics and are included within the residential real estate mortgage loan portfolio segment.

3. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative footnote disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

4. Please tell us and revise your disclosures in future filings to address the following:

    •   The policy for recording payments received on nonaccrual accrual receivables in accordance with ASC 310-10-50-6(b);
    •   The policy for recognizing interest income on impaired loans, including how cash receipts are recorded in accordance with ASC 310-10-50-15(b); and
    •   The related amount of interest income recognized in accordance with ASC 310-10-50-15(c)(1).

5. We note your disclosure on within Note 3 as it relates to "other assets especially mentioned" of loans which are considered to be within this specific classification due to a variety of factors. These factors may cause the loan officer to improperly supervise the credit due to a lack of expertise, inadequate loan agreement, the poor condition of or lack of control over collateral, failure to obtain proper loan documentation or any other possible situations or circumstances. Each of these factors disclosed would seem to be representative of a well defined weakness

requiring classification within the "substandard" category. Please address as to why the current classification is appropriate. Further, tell us whether these loans as classified within this category are performing or nonperforming. You should also address how this particular internal risk rating relates to the likelihood of loss in accordance with ASC 310-10-50-30.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3492 if you have any questions regarding the above comments.

Sincerely,

John P. Nolan
Sr Asst. Chief Accountant